MediaBook®
17 followers
4d • Edited •

DropKey is raising funds to scale and grow quickly! Click here to invest in DropKey!
(The JOBS Act signed into law by Obama enables you to invest for as little as $100)
https://lnkd.in/gMd94ZJs
.
.
The Walt Disney Company Disney Accelerator Disney Television Studios NBCUniversal Paramount Pictures StudioNow The Walt Disney Studios StudioNow Socialive Barack Obama David Mason Dustin Harrison-Atlas Jennifer Stowell, MPA Matthew Matkov Steven Colby, JD, Ph.D.
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #innovation #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling #branding #television #socialmedia #digitalmarketing #media
.
.
.